▪  EXHIBIT 99.1

1H ’05 Earnings Release & Conference Call

1.	1H ’05 Earnings Release

(1) Date & Time	:	15:30 (Seoul Time) on July 8, 2005
(2) Venue	:	Conference room, KRX (21st floor, New building)

2.	1H ’05 Earnings Conference Call

- Participants	:	Mr. Dong Hee LEE (Chief Financial & Accounting Officer)
Mr. Jae Ku CHO (Department Manager, Finance Management Dept.)
Mr. Duk Il YOON (Head of IR Team)
- Arranged by	:	UBS

(1)	For Asian & European investors

▪ Date & Time	:	Friday, July 8
18:30 PM (Seoul time), 17:30 PM (HK/Singapore time), 10:30 AM (UK time)

▪ Dial in Numbers	:	00798-8521-6199 +822-6744-1012

▪ PASSWORD	:	POSCO

▪ Call Leader	:	Mr. Yongsuk Son (UBS)

(2)	For North American Investors

▪ Date & Time	:	Friday, July 8 23:00 PM (Seoul time), 10:00 AM (New York time)

▪ Dial in Numbers	:	00798-8521-6199 +822-6744-1012

▪ PASSWORD	:	POSCO

▪ Call Leader	:	Mr. Yongsuk Son (UBS)